Exhibit (a)(1)(F)

FORM OF NOTICE EMAIL ANNOUNCING FINAL OFFER TERMS

From:	FluidigmExchange@equitybenefits.com

Date:	[September 20], 2017

To:	Eligible Employees

Today is the last day to elect to exchange your Eligible Options as part of the Fluidigm Corporation Offer to Exchange Certain Outstanding Options for New Awards. The offer is scheduled to expire today, [September 20], 2017, at 9:00 p.m., U.S. Pacific Time.

Eligible Options

We are sending this communication to you to remind you of the pending expiration of the offer and to notify you that the closing price of a Share of our Common Stock on Nasdaq today was US$[          ]. As previously communicated to you, options with a per Share exercise price equal to or less than US$4.37, or equal to or less than the closing price of a Share of Fluidigm’s Common Stock on Nasdaq as of the Expiration Date, will not be Eligible Options. Therefore, options with a per Share exercise price equal to or less than US$[          ] are not eligible for exchange in the offer.

Per Share Exercise Price of New Options (Other than for Eligible France Employees)

As also previously communicated, Eligible Options that are validly tendered for exchange and not properly withdrawn as of the Expiration Date held by Eligible Executives and Eligible Canada Employees, will be exchanged for New Options in the offer. The New Options (other than those to be granted to any Eligible France Employees) will have a per Share exercise price equal to the closing price per Share of our Common Stock on Nasdaq on the New Award Grant Date. Accordingly, if you participate in the offer, are granted New Options in exchange for Eligible Options that you validly tender (and you are not an Eligible France Employee), and do not withdraw as of the expiration of the offer, any New Options granted today after the expiration of the offer will have a per Share exercise price of US$[          ].

Per Share Exercise Price of New Options (for Eligible Executives Who Are Eligible France Employees)

Further as previously communicated, due to local laws for satisfying certain tax qualification requirements in France, New Options granted to any Eligible France Employee will have a per Share exercise price equal to the greater of (x) the closing price of a Share of our Common Stock on Nasdaq on the New Award Grant Date, or (y) 80% of the average of the closing prices of a Share of our Common Stock on Nasdaq during the 20 days of quotation immediately before the New Award Grant Date (the “Average Price”). The Average Price was determined to be [          ]. Therefore, if you are an Eligible France Employee, participate in the offer, are granted New Options in exchange for Eligible Options that you validly tender and do not withdraw as of the expiration of the offer, any New Options granted today after the expiration of the offer will have a per Share exercise price of US$[          ].

Participation in the offer is completely voluntary; however, if you would like to participate in the offer or make any changes to your current election, we must receive a properly completed election form from you via the Fluidigm offer website at https://fluidigm.equitybenefits.com (except with respect to Eligible France Employees and Eligible Italy Employees), via email (as a PDF) at stockoptionexchange@fluidigm.com, or via mail (or other post) or Federal Express (or similar delivery service) to Sarah Whaley, Head of Total Rewards (Global), at Fluidigm Corporation, 7000 Shoreline Court, Suite 100, South San Francisco, CA 94080 U.S.A., no later than the Expiration Date, which is scheduled to be today, [September 20], 2017, at 9:00 p.m., U.S. Pacific Time (unless we extend the offer).

Only election forms that are properly completed and submitted and actually received by Fluidigm on or before the Expiration Date via the offer website (except with respect to Eligible France Employees and Eligible Italy Employees), via email (as a PDF) at stockoptionexchange@fluidigm.com, or via mail (or other post) or Federal Express (or similar delivery service) by Sarah Whaley, Head of Total Rewards (Global), will be accepted. Election forms submitted by any other means, including hand delivery or interoffice delivery, are not permitted. Due to applicable requirements under local law, Eligible France Employees and Eligible Italy Employees may not submit election forms via Fluidigm’s offer website but instead only by email (as a PDF), mail (or other post) or Federal Express (or similar delivery service). We will not accept delivery of any election after expiration of this offer. If you have questions, please direct them to Varaprasad Gedipudi by email at stockoptionexchange@fluidigm.com or by phone at +1-408-582-4544.

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for New Awards; (2) the launch email from FluidigmExchange@equitybenefits.com, dated August 23, 2017; and (3) the election form, together with its instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on the Fluidigm offer website at https://fluidigm.equitybenefits.com or via Varaprasad Gedipudi by email at stockoptionexchange@fluidigm.com or by phone at +1-408-582-4544.

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